KIRKLAND LAKE GOLD COMPLETES ACQUISITION OF DETOUR GOLD

Toronto, Ontario - January 31, 2020 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) and Detour Gold Corporation (TSX: DGC) ("Detour Gold") are pleased to announce the completion of the previously announced arrangement (the "Arrangement") whereby Kirkland Lake Gold has acquired all of the issued and outstanding common shares of Detour Gold (the "Detour Shares").

Pursuant to the Arrangement, Kirkland Lake Gold has acquired 100% of the issued and outstanding Detour Shares and Detour Gold shareholders are entitled to receive 0.4343 of a common share of Kirkland Lake Gold (each whole share, a "Kirkland Share") in exchange for each Detour Share held immediately prior to closing of the Arrangement. In aggregate, the Company issued approximately 77,217,129 Kirkland Shares under the Arrangement to former Detour Gold shareholders as consideration for their Detour Shares. Upon closing of the Arrangement, existing Kirkland Lake Gold and former Detour Gold shareholders own approximately 73% and 27% of the issued and outstanding Kirkland Shares, respectively.

As a result of the Arrangement, Detour Gold has become a wholly-owned subsidiary of Kirkland Lake Gold and the Detour Shares are anticipated to be de-listed from the Toronto Stock Exchange on or about February 3, 2020.

Full details of the Arrangement and certain other matters are set out in the management information circular of Kirkland Lake Gold and the management information circular of Detour Gold each dated December 20, 2019, copies of which can be found under Kirkland Lake Gold and Detour Gold's respective profiles on SEDAR at www.sedar.com. A copy of the early warning report of Kirkland Lake Gold in connection with the acquisition of the Detour Shares will be filed under Detour Gold's profile on SEDAR and can be obtained by contacting Kirkland Lake Gold at the number shown below.

INFORMATION FOR FORMER DETOUR GOLD SHAREHOLDERS

Pursuant to the Arrangement, former Detour Gold shareholders are entitled to receive 0.4343 of a Kirkland Share for each Detour Share held prior to closing of the Arrangement.

In order to receive Kirkland Shares in exchange for Detour Shares, registered shareholders of Detour Gold must complete, sign, date and return the letter of transmittal that was mailed to each Detour Gold shareholder prior to closing. The letter of transmittal is also available under the Detour Gold's profile on SEDAR at www.sedar.com. For those shareholders of Detour Gold whose Detour Shares are registered in the name of a broker, investment dealer, bank, trust company, trust or other intermediary or nominee, they should contact such nominee for assistance in depositing their Detour Shares and should follow the instructions of such intermediary or nominee.

BOARD OF DIRECTORS

Kirkland Lake Gold also announces that effective as of January 31, 2020, each of Pamela Klessig and Raymond Threlkeld have retired as members of the Company's board of directors (the "Board").

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: "Pam and Ray have made significant contributions to the advancement of Kirkland Lake Gold. Their advice and counsel has been highly valued during a period of rapid growth and value creation for our company. We wish them all the best going forward and we will miss them."

ADVISORS AND COUNSEL

RBC Capital Markets, Maxit Capital LP and National Bank Capital Markets acted as financial advisors to Kirkland Lake Gold in connection with the Arrangement and Cassels Brock & Blackwell LLP and Dorsey Whitney LLP acted as Kirkland Lake Gold's legal advisors.

BMO Capital Markets acted as financial advisor to Detour Gold in connection with the Arrangement. Citi has acted as financial advisor to the Detour Gold special committee in connection with the Arrangement. Stikeman Elliott LLP, Jones Day and Squire Patton Boggs acted as Detour Gold's legal advisors.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019, with target production for 2020 of 950,000 - 1,000,000 ounces. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

FOR FURTHER INFORMATION PLEASE CONTACT

Kirkland Lake Gold Ltd.

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations

Phone: +1 416-840-7884

E-mail: mutting@klgold.com

The registered address of the Company is located at 200 Bay Street, Suite 3120 Toronto, ON M5J 2J1.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) expectations regarding the effects of the Arrangement and the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (ii) the potential benefits and synergies of the Arrangement, (iv) the anticipated date the Detour Gold shares will be delisted from the Toronto Stock Exchange, (iv) expectations regarding further changes to the composition of the Board, and (v) expectations for other economic, business, and/or competitive factors.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of Kirkland Lake Gold and Detour Gold to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on exploration activities; the potential impact of the consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the Arrangement; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the integration following completion of the Arrangement. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and Detour Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold and Detour Gold with the Canadian securities regulators, including Kirkland Lake Gold's and Detour Gold's respective annual information forms, financial statements and related MD&A for the financial year ended December 31, 2018, their respective interim financial reports and related MD&A for the period ended September 30, 2019 and their respective management information circulars dated December 20, 2019 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.